FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of August, 2004

Commission File Number: 0-29742


                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                          Form 20-F X                  Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- N/A

The condensed consolidated statements of income, the condensed consolidated balance sheet, and the condensed consolidated statements of cash flows data contained in the press release attached as Exhibit 10.1 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form F-3, Registration No. 333-110681; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-09840;
(iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-12146; (iv) the Registrant's Registration Statement on Form S-8, Registration No. 333-14238; and (v) the Registrant's Registration Statement on Form S-8, Registration No. 333-109874.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is hereby attached hereto and incorporated by reference herein:

1. Press Release: Retalix Ltd. Announces Record Revenues of $28.7 Million for Q2 2004. Dated: August 4, 2004.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Retalix Limited
                                          (Registrant)
Date: August 4, 2004.                     /s/ Guy Geri
                                          -----------------------

                                          By: Guy Geri, Controller

                                  EXHIBIT INDEX



Exhibit Number              Description of Exhibit

10.1 Press Release: Retalix Ltd. Announces Record Revenues of $28.7 Million for Q2 2004. Dated:
                            August 4, 2004.

                                  EXHIBIT 10.1




Contact Information:
CCG Investor Relations                                 Retalix Ltd.
15300 Ventura Boulevard, Suite 303                     Barry Shaked, CEO
Sherman Oaks, CA 91403                                 Danny Moshaioff, CFO
(818) 789-0100                                         Retalix Ltd.
Crocker Coulson, Partner                               (011) 972-9-776-6677
crocker.coulson@ccgir.com                              (760) 931-6940


FOR IMMEDIATE RELEASE

       Retalix Ltd. Announces Record Revenues of $28.7 Million for Q2 2004


Ra'anana, Israel, August 4th, 2004 -- Retalix Ltd. (Nasdaq: RTLX) a provider of integrated enterprise-wide software solutions for the retail food and fuel industries worldwide, including supermarkets, convenience stores and fuel stations, today announced its operating results for the second quarter ended June 30th, 2004.

Revenues for the quarter were $28.7 million, an increase of 33.5% from $21.5 million in the second quarter of 2003 and up 11.2% from $25.8 million reported in the first quarter of 2004. The Company reported net income for the quarter of $1.3 million, or 8 cents diluted share, compared to a net income of $1.4 million, or 11 cents per diluted share, in the second quarter of 2003. Net income reflects the intensive investment in developing the next generation of supply chain management applications and their integration with the Company's suite of products - a process the company committed to and announced as part of the OMI acquisition.

Q2 2004 Highlights:
o Revenues up 33.5% to $28.7 million
o Net income of $1.3 or 8 cents per diluted share
o Tesco to install Retalix BackOffice across all sites in UK, Europe and Asia
o Tussauds Group selects Retalix StorePoint for the group's international theme parks
o Costco installs 200th site with Retalix StoreLine Fuel solution
o Cumberland Farms installs 200th site with Retalix StorePoint POS and forecourt solution
o Market Basket completes rollout of Retalix DemandAnalytx forecasting and ordering solution

"I'm pleased to report another very strong quarter for Retalix, not just from a financial standpoint but also from delivering on our concept of true Synchronized Retail capabilities that offer retailers a suite of seamlessly integrated business solutions from warehouse to checkout," said Barry Shaked, President and CEO of Retalix Ltd.

 "Our acquisition of OMI International in January 2004 was a key milestone in realizing this vision. Integration and migration of OMI's advanced supply-chain and warehouse management applications to our ReMA architecture are proceeding on schedule. We are committed to extending our track record of investment in next-generation technology as a means to fuel our growth and build a market leading position in the food retailing sector. Our warehouse-to-checkout enterprise solutions will enable retailers to realize a new level of enterprise-wide synchronization, visibility and functionality that promise to drive a dramatic impact on business performance. The reaction from our customers has been excellent, and we are continuing to receive positive buy-in for our Synchronized Retail strategy."

International
During the second quarter, Retalix announced significant multi-national contract wins across Europe and Asia.

"We were pleased to announce that Tesco has selected Retalix BackOffice for global deployment across all sites in the UK, Europe and Asia. Our relationship with this leading global retailer is one that spans almost a decade. As a Tesco preferred retail software IT partner, Retalix continues to play a key role in helping Tesco meet the challenges of standardizing their global retail software technology and shaping their future IT strategy," said Shaked. "In addition, we went live with our first Tesco Express store in Thailand, confirming our ability to support the special requirements of Asian Markets. This is another example of the multi-national capabilities of our software solutions across multiple retail environments, languages and countries."

The Tussauds Group (TTG), one of the world's leading entertainment operations, selected the Retalix StorePoint solution to be rolled out in all its sites in the UK, Europe, USA and Asia, including the world-famous Madame Tussauds Waxwork attractions in London. "This exciting project is powered by the unique capability of our solutions to seamlessly combine various retail and food service formats in one synchronized business solution," said Shaked.

Implementation with A.S. Watson is progressing at full speed. The group's UK-based Superdrug chain had already installed StoreLine in 600 of its stores, and continues rolling out 30 stores per week, complete with support for Chip & PIN and E-Topups (airtime) sales. Rossman, another of the A.S.Watson chains, has completed a rollout of StoreLine in its 105 stores in Hungary.

As previously announced, Retalix is progressing on schedule with the pilot project of StorePoint in both Europe and the USA, with a major global petroleum retailer.

US Grocery and Convenience
"We are continuing to build on our momentum in the North American marketplace. For Hannaford Bros., we have 66 sites fully operational running our industry-first Linux-based StoreLine solution. Costco announced that they have completed the 200th installation of our Retalix StoreLine Fuel solution. Costco operates some of the highest-volume transaction gasoline outlets in the country, with a primary focus on throughput and reliability, and they have gone on record that the Retalix solutions are excelling in both areas," Shaked continued.
"We are helping to drive supply chain efficiencies with retailers such as the Market Basket supermarket chain, which completed the rollout of Retalix's DemandAnalytx store-based forecasting and order replenishment system. Market Basket reports results which have `exceeded expectations,' manifested in driving efficient orders, reducing out-of-stocks, and increasing return on inventory investment.

"In the C-store segment, Casey's achieved the distinction of becoming the largest user of Retalix StorePoint in the US, with over 600 stores installed and continuing at a rate of ten stores per week. We rolled out our loyalty program in 126 Irving Oil stores and have had a strong performance thus far," Shaked added.

 "We've also seen excellent progress with StoreNext, our joint venture with Fujitsu, targeted to the needs of the independent grocery sector. Dealers and operators are increasingly embracing our subscription-based model of delivering sophisticated software functionality and connected services. Significant sign-ups in the quarter included Lowes Food Stores, a 65-store chain in Texas, which has ordered the StoreNext Connected Services hosting applications."

Financial Highlights
Gross margin in the second quarter of 2004 was 65.9% of sales, as compared to 66.4% in the second quarter of 2003, and 65.9% in the first quarter of 2004. Second quarter R&D expenses increased by 78.7% to $7.6 million and sales and marketing expenses increased 17.7% to $5.9 million, as compared to second quarter of 2003. Second quarter operating margin was 6.0%, compared with 8.9% in Q2 2003 and 3.7% in the first quarter of 2004. Operating margin was impacted by increased spending on R&D as part of our efforts in integrating and upgrading our newly acquired supply chain management solutions.

In the second quarter of 2004, Retalix generated $0.6 million in cash flow from operations. As of June 30, 2004, the Company's balance sheet showed liquid financial resources (cash and equivalents, deposits and marketable securities) of $95 million, $3.1 million in long-term debt and shareholders' equity of $145.8 million.

Business outlook
Retalix reaffirmed its previous 2004 guidance, which included revenue growth of approximately 30% in 2004 in comparison to 2003 and a net income of $5.5 million including adjustment for the effects of its recent offering. This figure takes into account the anticipated expenses involved in the integration of the OMI acquisition, as well as the expected costs of integrating the OMI applications with ReMA and developing the next generation version of OMI's applications.

Conference Call
The Company will be holding a conference call to discuss results for the second quarter of FY 2004 on Wednesday, August 4th, 2004, at 10:30 AM EDT (7:30 AM PDT and 17:30 Israeli Time). Participating in the call will be Retalix Ltd. CEO Barry Shaked; CFO Danny Moshaioff; and Jeff Yelton, CEO of Retalix USA.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site for 90 days

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 30,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For further information, please visit the Company's web site at www.retalix.com


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its StoreNext connected services, marketplace and ASP offerings, expansion into new geographic markets and industry verticals, the conversion of sales leads into customers, the integration of the Company's acquisition of OMI and customer demand for its next generation supply chain applications, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2003, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                                       ###


                                  RETALIX LTD.
                            (An Israeli Corporation)
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
             FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2004

                                                                  Six months ended         Three months ended           Year ended
                                                                     June 30                   June 30                 December 31,

                                                                 2004           2003          2004          2003           2003

                                                                    (Unaudited)                (Unaudited)             (Audited)



                                                                          U.S. $ in thousands (except per share data)

REVENUES:

    Product sales                                               34,173         26,083          17,889        13,439        58,432
    Services and projects                                       20,422         16,105          10,859         8,098        33,625
                                                                -----------------------------------------------------------------
         T o t a l  revenues                                    54,595         42,188          28,748        21,537        92,057
                                                                -----------------------------------------------------------------
COST OF REVENUES:
    Cost of product sales                                       10,123          8,171           5,319         4,150        16,576
    Cost of services and projects                                8,506          6,022           4,496         3,089        12,440
                                                                -----------------------------------------------------------------
             T o t a l  cost of revenues                        18,629         14,193           9,815         7,239        29,016
                                                                -----------------------------------------------------------------
GROSS PROFIT                                                    35,966         27,995          18,933        14,298        63,041
                                                                -----------------------------------------------------------------
RESEARCH AND DEVELOPMENT
    EXPENSES - net                                              14,370          8,480           7,610         4,259        18,344
SELLING AND MARKETING EXPENSES                                  11,608          9,945           5,903         5,015        21,542
GENERAL AND ADMINISTRATIVE EXPENSES                              7,293          6,183           3,683         3,107        13,345
OTHER GENERAL EXPENSES (INCOME), net                                (5)             4                             4            62

                                                                -----------------------------------------------------------------
T o t a l  operating expenses                                   33,266         24,612          17,196        12,385        53,293
                                                                -----------------------------------------------------------------

INCOME FROM OPERATING                                            2,700          3,383           1,737         1,913         9,748

FINANCIAL INCOME (EXPENSES) - net                                 (171)             5             (76)          (41)          (95)

GAIN ARISING FROM ISSUANCE OF SHARES
    BY A SUBSIDIARY AND AN ASSOCIATED
    COMPANY                                                        200                                                      1,068
                                                                 ----------------------------------------------------------------
INCOME BEFORE TAXES ON INCOME                                    2,729          3,388           1,661         1,872        10,721
 TAXES ON INCOME                                                   671            928             377           456         2,639
                                                                 ----------------------------------------------------------------

INCOME AFTER TAXES ON INCOME                                     2,058          2,460           1,284         1,416         8,082
SHARE IN LOSSES OF AN ASSOCIATED
         COMPANY                                                    69             33              35            33            90

MINORITY INTERESTS IN LOSSES
    OF SUBSIDIARIES                                                113            141              83            45           288
                                                                 ----------------------------------------------------------------
NET INCOME FOR THE PERIOD                                        2,102          2,568           1,332         1,428         8,280
                                                                 ----------------------------------------------------------------
EARNINGS PER SHARE:
    Basic                                                         0.15           0.21            0.09          0.12          0.67
                                                                 ----------------------------------------------------------------
    Diluted                                                       0.14           0.20            0.08          0.11          0.63
                                                                 ----------------------------------------------------------------





                                  RETALIX LTD.
                            (An Israeli Corporation)
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                AT JUNE 30, 2004

                                                                                   June 30              December 31,
                                                                              2004          2003            2003
                                                                                 (Unaudited)              (Audited)
                                                                                       U.S. $ in thousands
                              A s s e t s
CURRENT ASSETS:

    Cash and cash equivalents                                                  81,147        28,053             46,093
    Marketable securities                                                      13,823         5,328              5,035
    Accounts receivable:
       Trade                                                                   22,723        15,671             20,976
       Other                                                                    1,772         2,153              1,813
    Inventories                                                                   797         1,201              1,053
    Deferred income taxes                                                       2,702         1,868              2,402
                                                                              ----------------------------------------
T o t a l  current assets                                                     122,964        54,274             77,372
                                                                              ----------------------------------------
NON-CURRENT ASSETS :
     Marketable securities- bonds                                               7,376         3,223              3,519
    Deferred income taxes                                                       1,758         1,379              1,286
    Long-term receivables                                                       1,580           632                998
    Amounts funded in respect of employee rights
       upon retirement                                                          3,934         3,697              3,733
    Other                                                                         530         1,402                432
                                                                               ---------------------------------------
                                                                               15,178        10,333              9,968
                                                                               ---------------------------------------
PROPERTY, PLANT AND EQUIPMENT, net                                             10,168        10,659             10,129
                                                                               ---------------------------------------
GOODWILL                                                                       36,446        19,125             19,055
                                                                               ---------------------------------------
OTHER INTENGIBLE ASSETS, net of accumulated
        Amortization                                                            5,381         5,442              4,079
                                                                               ---------------------------------------
                                                                              190,137        99,833            120,603
                                                                              ----------------------------------------




                                                                                         June 30              December 31,
                                                                                   2004          2003             2003
                                                                                       (Unaudited)              (Audited)
                                                                                            U.S. $ in thousands
                    Liabilities and shareholders' equity
CURRENT LIABILITIES:

    Short-term bank credit                                                          5,412         1,888            5,677
    Current maturities of long-term bank loans                                      3,000         7,017            3,368
    Accounts payable and accruals:
       Trade                                                                        8,289         4,902            5,138
       Employees and employee institutions                                          3,101         3,158            4,882
        Current maturities of other liabilities                                     2,279         2,272            2,439
       Other                                                                        5,479         5,017            6,510
    Deferred revenues                                                               5,723         1,529            3,572

                                                                                   ------------------------------------
T o t a l  current liabilities                                                     33,283         25,783          31,586
                                                                                   -------------------------------------
LONG-TERM LIABILITIES :
    Long-term bank loans, net of current maturities                                 3,141         3,922            4,700
    Employee rights upon retirement                                                 5,589         5,298            5,405
    Other liabilities, net of current maturities                                      302         2,283            1,149
                                                                                    ------------------------------------
T o t a l  long-term liabilities                                                    9,032        11,503           11,254
                                                                                    ------------------------------------
T o t a l  liabilities                                                              42,315       37,286           42,840
                                                                                    ------------------------------------

MINORITY INTERESTS                                                                   2,003        1,190            2,117
                                                                                    ------------------------------------
SHAREHOLDERS' EQUITY:
    Share capital                                                                   4,574         3,536            3,704
    Additional paid-in capital                                                    109,066        33,452           41,864
    Retained earnings                                                              32,175        24,361           30,073
     Accumulated other comprehensive income                                             4             8                5
                                                                                  --------------------------------------
T o t a l  shareholders' equity                                                   145,819         61,357          75,646
                                                                                  --------------------------------------

                                                                                  190,137         99,833         120,603
                                                                                  --------------------------------------




                                                              (Continued) - 1

                                                         RETALIX LTD.
                                                        (An Israeli Corporation)
                                                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                            FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2004

                                                               Six months ended           Three months ended          Year ended
                                                                    June 30                    June 30               December 31,
                                                               2004        2003          2004           2003             2003
                                                                   (Unaudited)                 (Unaudited)              (Audited)
                                                                                      U.S. $ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                    2,102       2,568         1,332         1,428           8,280
       Adjustments required to reconcile net income
        to net cash provided by operating activities:

       Minority interests in losses of subsidiaries               (113)       (141)          (83)          (45)           (288)
       Depreciation and amortization, net                        1,176       1,171           566           556           2,323
        Gain arising from issuance of shares by
           a subsidiary                                                                                                 (1,068)
        Share in losses of an associated company                    69                        35                            90
        Gain arising from issuance of shares of an
           associated company                                     (200)
        Tax benefits relating to employee and
            other option grants                                    421                       271                         1,101
        Compensation expenses resulting from shares
           and options granted to employees and non
           employees                                               148                        58                           307
       Changes in accrued liability for employee rights
                   upon retirement                                 174         827           314           609             934
       Losses (gains) on amounts funded in respect of
                  employee rights upon retirement                  104        (356)          (18)         (311)           (311)
       Deferred income taxes - net                                (750)     (1,917)         (594)       (1,880)         (2,358)
       Net increase in marketable securities                    (1,667)        (25)         (723)           (2)           (536)
       Amortization of premium (discount) on
           debt securities                                          48         (85)           22           (59)            (42)
       Other                                                        36         193            97           257             149
      Changes in operating asset and liability items:
      Decrease (increase) in
        accounts receivable:
           Trade (including the non-current portion)              (180)         59        (1,280)          144          (2,540)
           Other                                                   537        (755)          414            23            (387)
        Decrease (increase) in accounts payable and accruals:
           Trade                                                 2,262        (545)        1,375        (1,286)           (309)
           Employees, employee institutions and other           (3,713)      2,106          (874)        1,840           5,323
       Decrease in inventories                                     256         662           108           408             810
       Increase in deferred revenues                               329         651          (439)          129             260
                                                                --------------------------------------------------------------
Net cash provided by operating activities                        1,039       4,413           581         1,811          11,738
                                                                --------------------------------------------------------------


                                                       (Continued) - 2
                                  RETALIX LTD.
                            (An Israeli Corporation)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2004
                                                              Six months ended             Three months ended          Year ended
                                                                   June 30                      June 30               December 31,
                                                              2004          2003          2004           2003             2003
                                                                 (Unaudited)                  (Unaudited)               (Audited)
                                                                                     U.S. $ in thousands

Net cash provided by operating activities -

    brought forward                                              1,039           4,413         581         1,811            11,738
                                                                ------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Short-term deposits- net                                                                                                    (5)
    Proceeds from marketable securities                          2,101             998         976           798
    Investment in marketable securities held to                (13,127)         (3,827)    (12,336)       (3,277)           (2,364)
maturity
    Acquisition of subsidiaries consolidated for the
    first time (a)
                                                               (13,991)                        (85)
    Purchase of property, equipment and other assets              (610)           (381)       (306)         (215)           (1,008)
    Proceeds from sale of property and equipment                    13              57                        34               150
    Amounts funded in respect of employee rights upon
        retirement, net of amount withdrawn                       (296)           (209)       (157)         (184)             (290)
    Collection of long-term loans to employees                      43              28          18            13               297
    Long-term loans granted to employees                           (19)             (6)        (15)                            (27)
                                                               --------------------------------------------------------------------
Net cash used in investing activities                          (25,886)         (3,340)    (11,905)       (2,831)           (3,247)
                                                               --------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of shares in the Nasdaq,
        net of $3,209,000 share issuance costs                   58,891                      58,891
    Long-term bank loan received                                                                                             2,278
    Short-term bank credit - net                                  (265)          1,767         352         1,679             5,556
    Proceeds from issuance of shares of a subsidiary
        to a third party                                                                                                     2,458
    Repayment of long-term bank loans                           (1,868)         (5,172)       (750)       (4,295)          (10,257)
    Issuance of share capital to employees                       3,143           1,975       1,839         1,975              9157
                                                                -------------------------------------------------------------------
Net cash provided by (used in) financing activities             59,901          (1,430)     60,332          (641)            9,192
                                                                -------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                35,054            (357)     49,008        (1,661)           17,683
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD     46,093          28,410      32,139        29,714            28,410
                                                                ------------------------------------------------------------------
BALANCE OF CASH AND CASH EQUIVALENTS
    AT END OF PERIOD                                            81,147          28,053      81,147        28,053            46,093
                                                                ------------------------------------------------------------------




                                                            (Concluded) - 3

                                  RETALIX LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2004

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
                                                                                       Six months ended
                                                                                        June 30, 2004
                                                                                         (Unaudited)
                                                                                  U.S. dollars in thousands

(a) Acquisition of subsidiaries consolidated for the first time:
     Assets and liabilities of the subsidiaries at the date of acquisition:
       Working capital (excluding cash and cash equivalents)                                          333
       Fixed assets - net                                                                            (486)
       Amounts funded in respect of employee rights upon
           retirement                                                                                  (9)
       Accrued liability for employee rights upon retirement                                           11
       Goodwill and other intangible assets arising on acquisition                                (19,834)
        Issuance of the Company's share capital                                                     5,410
        Increase in account payable- other                                                            584
                                                                                                   ------
                                                                                                   13,991
                                                                                                   ------


 (b) Supplemental information on investing activities not involving cash flows:

1) In the year ended December 31, 2003 the Company acquired shares from minority shareholders of a subsidiary in consideration for the issuance of share capital of the Company in the total amount of approximately $ 138,000.

2) In the year ended December 31, 2003, the Company recorded $ 79,000 as capital surplus resulting from issuance of share capital of a newly formed associated company to a third party.

3) In January 2004, the Company acquired 100% of the shares of OMI International, Inc. in consideration for the issuance of share capital of the Company in the total amount of $ 5,410,000.







                                       --------------------------------